UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-51512

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fredericks Michael Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

430 Park Ave, 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	917-703-1704	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blake Davies, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fredericks Michael Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Fredericks Michael Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fredericks Michael Securities, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

April 28, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Fredericks Michael Securities, Inc.
Financial Statements

CONTENTS

Fredericks Michael Securities, Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	20,204
Due from Related Party		93,585
Due from Stockholder		3,737
Prepaid Expenses and Deposits		1,114
Total Assets	$	118,640

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	8,050
Total Liabilities		8,050
Stockholders' Equity		
Common Stock - ($1 Par Value, 200 Shares Authorized		
100 Shares Issued and 87 Shares Outstanding)		100
Additional Paid-In Capital		242,000
Accumulated Deficit		(127,931)
		114,169
Less: Treasury Stock, 13 shares		(3,579)
Total Stockholders' Equity		110,590
Total Liabilities and Stockholders' Equity	$	118,640

The accompanying notes are an integral part of these financial statements.

Fredericks Michael Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2025

Revenues		
Investment Banking	$	-
Total Revenues		-
Expenses		
Professional Fees		61,657
Compensation and Benefits		30,900
Occupancy		12,780
Other		7,138
Total Expenses		112,475
Net Loss Before Income Taxes		(112,475)
Income Taxes		-
Net Loss	$	(112,475)

The accompanying notes are an integral part of these financial statements.

Fredericks Michael Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2025

	Common Stock		Additional Paid-In Capital		Treasury Stock		Accumulated Deficit		Total Stockholders' Equity	
Balance - January 1, 2025	$	100	$	150,500	$	(3,579)	$	(15,456)	$	131,565
Net Loss		-		-		-		(112,475)		(112,475)
Contributions		-		91,500		-		-		91,500
Balance - December 31, 2025	$	100	$	242,000	$	(3,579)	$	(127,931)	$	110,590

The accompanying notes are an integral part of these financial statements.

Fredericks Michael Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2025

Cash Flows From Operating Activities:		
Net Loss	$	(112,475)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
Changes in Operating Assets and Liabilities:		
Due from Related Party		20,165
Due from Stockholder		5,000
Prepaid Expenses and Deposits		(19)
Accounts Payable and Accrued Expenses		(9,887)
Net Cash Used In Operating Activities		(97,216)
Cash Flows From Financing Activities:		
Contributions		91,500
Net Cash Provided by Financing Activities		91,500
Net Decrease in Cash		(5,716)
Cash, at Beginning of Year		25,920
Cash, at End of Year	$	20,204

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Summary of Significant Accounting Policies

(A) Nature of Business

Fredericks Michael Securities, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission (the "SEC") incorporated in the state of New York in May 1988, that provides investment banking advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

(B) Basis of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board to ensure consistent reporting of financial condition, results of operations and cash flows.

(C) Revenue Recognition

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisition transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from advisory agreements are generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenues.

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

NOTE 1 – Organization and Summary of Significant Accounting Policies (Continued)

(D) Income Taxes

The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income. The Company did not incur any current income tax expense during the year ended December 31, 2025 due to the net loss sustained.

Deferred taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. At December 31, 2025, the Company had a Federal Net Operating Loss ("NOL") carryforward in the amount of $209,029, a New York State NOL in the amount of $200,377 and a New York City NOL in the amount of $200,346. Deferred tax assets arising from the net operating loss carryforwards of approximately $43,896, $14,527, and $17,731, respectively, at December 31, 2025 have been fully reserved as there is less than a 50% probability that they will be realized.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2022.

The Company follows the guidance of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2025, the Company has no material uncertain tax positions to be accounted for in the financial statements under this guidance.

(E) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period of the financial statements. Actual results could differ from those estimates.

NOTE 1 – Organization and Summary of Significant Accounting Policies (Continued)

(F) Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

(G) Cash

The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

NOTE 2 – Related Party Transactions

Fredericks Michael & Co Inc. (FM Co.), who owns approximately 49% of the Company, provides investment banking advisory services. The Company has an income and cost sharing agreement with FM Co. whereby the Company is allocated expenses such as personnel services, occupancy, technology and communications and other administrative costs based on estimated usage. Additionally, when investment banking advisory services rendered by FM Co. require the services of the Company, FM Co. engages the services of the Company and allocates a portion of revenues generated to the Company in accordance with the terms of the income and cost sharing agreement. Allocated expenses to the Company pursuant to this agreement amounted to approximately $45,600 during the year ending December 31, 2025. All expenses allocated during the year ended December 31, 2025, were forgiven by FM Co. and recorded as capital contributions by the Company. The Company was not engaged by FM Co. in connection with investment banking advisory services rendered by FM Co. during the year ended December 31, 2025. The balance due from stockholder on the accompanying statement of financial condition in the amount of $3,738 represents fees owed to the Company arising from a prior year during which the Company was engaged by FM Co. in connection with an investment banking advisory service engagement of FM Co.

Separately, the Company has an advisory services agreement with a related entity that shares common ownership with the Company. Pursuant to the terms of the agreement, the related entity compensates the Company for investment banking and advisory services. The balance due from related party on the accompanying statement of financial condition in the amount of $93,585 represents fees owed to the Company arising from a prior year during which the Company was engaged by the related entity to provide investment banking and advisory services.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 3 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

As a member of SIPC, the Company is required to maintain a fidelity bond policy with minimum coverage amounts. The Company did not maintain fidelity bond coverage throughout the year ended December 31, 2025. The Company believes that there was no activity during the period without coverage that would cause a loss to the Company.

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $12,154, which was $7,154 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.66 to 1.00.

NOTE 5 – Segment Reporting

The Company's chief operating decision maker (CODM) is its President. The Company has one reportable segment: investment banking. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on the Company's net income or loss as is reported within the accompanying statement of operations. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 6 - Net Loss

The Company incurred a loss for 2025 and was dependent on capital contributions from its stockholders for working capital and net capital. The stockholders represent they have the means and intentions to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

Fredericks Michael Securities, Inc.
Schedule I
Computation Of Net Capital Pursuant to Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2025

Stockholders' Equity	$	110,590
Non-allowable Assets		
Due from Related Party		93,585
Due From Stockholder		3,737
Prepaid Expenses and Deposits		1,114
Total Non-Allowable Assets		98,436
Net Capital		12,154
Minimum Net Capital Requirement – the greater of $5,000		
or 6-2/3% of aggregate indebtedness of $8,050		5,000
Excess Net Capital	$	7,154
Total Aggregate Indebtedness	$	8,050
Ratio of Aggregate Indebtedness to Net Capital		0.66 to 1.00

Reconciliation with the Company's Computation of Net Capital
included in Part IIA of Form X-17A-5 as of December 31, 2025:
There is no significant difference between the above computation of
net capital and the corresponding computation reported in the
Company's Form X-17A-5 Part IIA as of December 31, 2025, as
amended.

FREDERICKS MICHAEL SECURITIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

FREDERICKS MICHAEL SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Fredericks Michael Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Fredericks Michael Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Fredericks Michael Securities, Inc. stated that it limited its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership by FINRA as a CAB, and Fredericks Michael Securities, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Fredericks Michael Securities, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Fredericks Michael Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fredericks Michael Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 28, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

FREDERICKS MICHAEL SECURITIES, INC.
430 PARK AVE, 8TH FLOOR
NEW YORK, NY 10022

Exemption Report

Fredericks Michael Securities, Inc. (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership by FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) of (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

Fredericks Michael Securities, Inc.

I, Blake Davies, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Blake Davies

Blake Davies, Director

March 25, 2026